Exhibit 99.1

JinkoSolar Completes the Sale of Jinko Power Downstream Business in China

SHANGHAI – Nov. 15, 2016 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”), a global leader in the photovoltaic industry, today announced the completion of the sale of all of the 55% equity interest it indirectly held in Jiangxi JinkoSolar Engineering Co., Ltd., a developer and operator of solar power projects in the People’s Republic of China, to Shangrao Kangsheng Technology Co., Ltd. (the “Buyer”), a company formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company, pursuant to the previously announced Share Purchase Agreement entered into by Wide Wealth Group Holding Limited, a 55%-owned indirect subsidiary of the Company, and the Buyer. As a result of the sale, JinkoSolar spun off its downstream business of Jinko Power and received US$250 million in cash.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3.5 GW for silicon ingots and wafers, 3.5 GW for solar cells, and 6.5 GW for solar modules, as of June 30, 2016. JinkoSolar also sells electricity in China, and had connected approximately 1,130 MW of solar power projects to the grid, as of June 30, 2016.

JinkoSolar has over 15,000 employees across its 6 productions facilities in Jiangxi, Zhejiang and Xinjiang Provinces, China, Malaysia, Portugal and South Africa, 16 oversea subsidiaries in Japan (2),  Singapore, India, Turkey, Germany, Italy, Switzerland, Spain, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa. 18 global sales offices in China (2) ,United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3056

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen, Beijing

Tel: +86 10 5900 2940

Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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